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                             October 23, 2020

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 17
                                                            Filed October 13,
2020
                                                            File No. 024-10896

       Dear Mr. Behrens:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 17

       Management's Discussion and Analysis of Financial Condition and Results of Operation, page
       46

   1. It appears that, when you revised this section to include information for the periods ended
                                                        June 30, 2020 and 2019,
you deleted information for the fiscal years ended December 31,
                                                        2019 and 2018. Please
revise this section to include such disclosure. Refer to Item 9 of
                                                        Form 1-A.
       General

   2.                                                   Please supplementally
confirm that, to the extent there are Kickers under series co-
                                                        ownership agreements
discussed in future filings, you will describe the term "Kicker" in a manner similar to how
it is used in the associated campaign page.
 Michael Behrens
My Racehorse CA LLC
October 23, 2020
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
October 23, 2020 Page 2
cc:       Christopher Tinen
FirstName LastName